Exhibit (e)(1)
Excerpts from Proxy Statement on Schedule 14A For 2010 Annual Meeting of
Stockholders of BlueLinx Holdings, Inc., filed on April 16, 2010
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Review and Approval or Ratification of Related Person Transactions
     Our law department and Corporate Secretary are primarily responsible for identifying and reviewing relationships and transactions in which the Company and our directors, executive officers, certain of our stockholders or their immediate family members are participants to determine whether any of these “related persons” had or will have a direct or indirect material interest. In order to identify potential related person transactions, our law department annually prepares and distributes to all directors and executive officers a written questionnaire which includes questions intended to elicit information about any related person transactions. Information regarding transactions with related persons or any violation of policy, including transactions involving a potential conflict of interest in violation of our Code of Ethical Conduct, may be anonymously reported by employees through our Business Conduct and Ethics Hotline.
     If a related person transaction is identified by the law department as one which must be reported in our Proxy Statement pursuant to applicable SEC regulations, we present the transaction to the Audit Committee for its review and approval or ratification. In evaluating related person transactions, our Audit Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board and as individual directors. The Audit Committee may approve a related person transaction when, in its good faith judgment, the transaction is in the best interests of the Company.
     Cerberus Capital Management, L.P., our equity sponsor, retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. We believe that the terms of these consulting arrangements are favorable to us, or, alternatively, are materially consistent with those terms that would have been obtained by us in an arrangement with an unaffiliated third party. We have normal service, purchase and sales arrangements with other entities that are owned or controlled by Cerberus. We believe that these transactions are not material to our results of operations or financial position.
     Other than the transactions discussed above, for the last fiscal year there has not been, nor is there currently proposed, any “transaction,” as defined by the SEC:
•	to which we are or will be a participant;
•	in which the amount involved exceeded or will exceed $120,000; and
•	in which any “related person,” as defined by the SEC, had or will have a direct or indirect material interest.
Non-Independent Directors
     Seven of the current members of our Board do not meet the independence standards promulgated under the listing standards of the NYSE. Five of the current members of our Board are either current or former employees of or advisors to Cerberus. Messrs. Mayer and Warden are currently employed by Cerberus and Messrs. Warner and Cohen are advisors to Cerberus. Mr. Suwyn was formerly an advisor to Cerberus.

2009 OUTSTANDING EQUITY AWARDS AT YEAR END

The following table sets forth certain information with respect to unexercised stock options and unvested shares of restricted stock held on January 2, 2010 by each of our named executive officers.

	Option Awards				Stock Awards
Equity
							Equity	Incentive
							Incentive	Plan Awards:
							Plan Awards:	Market or
						Market	Number of	Payout Value
	Number of	Number of				Value of	Unearned	of Unearned
	Securities	Securities			Number of	Shares of	Shares, Units,	Shares, Units
	Underlying	Underlying			Shares of	Stock That	or Other	or Other
	Unexercised	Unexercised	Option	Option	Stock That	Have Not	Rights That	Rights That
	Options	Options	Exercise	Expiration	Have Not	Vested	Have Not	Have Not
Name	Exercisable	Unexercisable	Price ($)	Date	Vested	($)(1)	Vested (#)(4)	Vested ($)(1)

Howard S. Cohen	250,000	500,000 (2)	4.66	3/10/18	500,000 (2)	1,385,000	0	0
George R. Judd	47,187	31,460 (3)	14.01	6/5/16	360,700	999,139	96,558	267,466
Howard D. Goforth	0	0	—	—	224,790	622,668	42,000	116,340
Dean A. Adelman	14,000	0	10.29	11/9/15	151,495	419,641	25,725	64,272
	12,702	8,467 (3)	14.01	6/5/16

(1)	Computed based on the closing price of our common stock on January 2, 2010 of $2.77.

(2)	These unvested options vest in two equal installments on each of March 10, 2010 and 2011.

(3)	These unvested options vest in two equal installments on each of January 3, 2010 and 2011.

(4)	The number of shares reported is the target number of performance shares granted in January 2008 (based on 2008 to 2009 performance between threshold and target goals for these shares). If the Company achieves the maximum performance goals for these shares, Mr. Judd would receive 144,837 shares, Mr. Goforth 63,000 shares and Mr. Adelman 38,588 shares. The performance share grants are scheduled to vest after a three-year period if the Company exceeds certain financial metrics. Otherwise, the performance shares are forfeited. The performance shares granted to the named executive officers in March 2007 were forfeited at the end of fiscal 2009 because the Company did not achieve the required financial metrics.

OPTION EXERCISES AND STOCK VESTED

Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting

Howard S. Cohen	250,000	375,000
George R. Judd	—	—
H. Douglas Goforth	—	—
Dean A. Adelman	—	—

Payments upon Certain Events of Termination or Change-in-Control

As described above under “Employment Agreements,” certain of our named executive officers are entitled to receive payments in connection with the termination of their employment by the Company for certain

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reasons or in connection with a change in control of the Company. Additionally, our named executive officers hold equity awards issued pursuant to our 2004 LTIP and our 2006 LTIP. Options and restricted stock issued pursuant to these plans generally vest automatically upon a change in control of the Company.

The following table describes the estimated present value of unvested stock options, restricted stock awards and performance shares that would have immediately vested in the event that the named executive officer’s employment was terminated by reason of death or disability on January 2, 2010 or if a change in control of the Company occurred on such date.

			Value of
	Value of	Value of	Performance
	Options(1)	Restricted Stock(1)	Shares(1)	Total(1)

Howard S. Cohen	$0	$1,385,000	—	$1,385,000
George R. Judd	$0	$999,139	$267,466	$1,266,605
H. Douglas Goforth	—	$622,668	$116,340	$739,008
Dean A. Adelman	$0	$419,641	$71,258	$490,899

(1)	Computed based on the closing price of our common stock on January 2, 2010 of $2.77.

In addition to accelerated vesting of outstanding equity awards, our named executive officers are entitled to receive certain other payments in connection with certain termination events. In the case of Messrs. Judd, Goforth and Adelman, any of the Company’s obligations to make cash payments following the termination of their respective employment is contingent upon the executive complying with the restrictive covenants contained in their respective agreements. These restrictive covenants prohibit, during periods defined in the agreements and subject to certain limited exceptions, (i) competing with the Company, (ii) employing or soliciting Company employees, (iii) interfering with Company relationships with its customers or vendors and (iv) disclosing or using in an unauthorized manner any of the Company’s confidential or proprietary information. These restrictive covenants generally limit the employee’s competitive activities for a period of eighteen months to two years following the later of the expiration or termination of employment under the agreement.

In the event that any of the named executive officers’ employment is terminated by the Company “for cause”, we are only obligated to pay the executive his salary and provide the executive with fringe benefits through the date of termination.

As described above under “Employment Agreements and Change in Control Agreements,” certain of our named executive officers are entitled to receive payments in connection with their termination by the Company. The following table describes the estimated present value of payments that would have been due to the named executive officers in the event that certain termination events described below had occurred on January 2, 2010. Such amounts would be payable pursuant to the terms of their agreements with the Company as described in the footnotes to the table as well as above under “Employment Agreements and Change in Control Agreements”.

		Continuing	Outplacement
	Salary and	Medical	Services
	Bonus	Coverage	Allowance

Howard S. Cohen(1)	—	—	—
George R. Judd(2)	$600,000	$15,889	$25,000
H. Douglas Goforth(2)	$536,250	$15,889	$25,000
Dean A. Adelman(2)	$472,500	$15,889	$25,000

(1)	Mr. Cohen serves as the Company’s non-Executive Chairman and did not have an employment agreement with the Company as of January 2, 2010.

(2)	The named executive officer would be entitled to these payments only in the event his employment was terminated either by the Company without cause or by the named executive officer for good reason (as such terms are defined in each of the named executive officers’ respective employment agreements).

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